Exhibit 99.1

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

FOR IMMEDIATE RELEASE	Date: May 10, 2010
From: Jeffrey T. Bowman
Chief Executive Officer
Crawford Reports 2010 First Quarter Results
Strong Legal Settlement Administration Results Offset by Lower North American Claim Volumes
Crawford & Company (www.crawfordandcompany.com) (NYSE: CRDA and CRDB), the world’s largest independent provider of claims management solutions to insurance companies and self-insured entities, today announced its financial results for the first quarter ended March 31, 2010.
Consolidated Results
First quarter 2010 consolidated revenues before reimbursements totaled $236.3 million compared to $236.1 million in the 2009 first quarter. First quarter 2010 net income attributable to Crawford & Company was $3.1 million, unchanged compared to net income of $3.1 million generated in the 2009 first quarter. First quarter 2010 basic and diluted earnings per share were $0.06 equaling the $0.06 reported in the prior-year quarter.
During the 2010 first quarter, the Company incurred lease termination costs of $2.0 million, after related income taxes. These costs reduced earnings per share by $0.04 for the 2010 first quarter. First quarter 2009 earnings per share included restructuring costs relating to certain of our international operations of $1.2 million, after related income taxes, or $0.02 per share.
Revenues, net income attributable to Crawford & Company and earnings per share in the 2010 first quarter were impacted by a number of items, including decreased defined benefit pension expense, increased net corporate interest expense, the positive impact of foreign currency changes, and increased restructuring and other costs, all of which are outlined below:

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

		Net
		Income
		attributable
	Revenues before	to Crawford
In millions, except per share amounts	reimbursements	& Company	EPS
1st quarter 2009 results	$236.1	$3.1	$0.06
(Less)/Add:
Foreign currency impact in 2010	13.2	0.6	0.01
Decrease in pension expense in 2010	—	0.2	0.01
Increase in restructuring and other costs in 2010	—	(0.8)	(0.02)
Increase in net interest expense in 2010	—	(0.5)	(0.01)
Operating changes	(13.0)	0.5	0.01

1st quarter 2010 results	$236.3	$3.1	$0.06

Crawford used $23.8 million of cash in operations during the 2010 first quarter, compared to the $12.0 million in cash used in operations during the 2009 period. The $11.8 million increase in cash used from operations was due to increased contributions to the Company’s frozen U.S. defined benefit pension plan and growth in working capital. The Company’s consolidated cash and cash equivalents position as of March 31, 2010 totaled $48.3 million compared to $42.5 million at March 31, 2009 and $70.4 million at December 31, 2009.
International Operations
First quarter 2010 revenues before reimbursements for the International Operations segment increased 15.2% to $104.5 million from $90.6 million for the same period in 2009. During the 2010 first quarter compared to the 2009 first quarter, the U.S. dollar weakened against most major foreign currencies, resulting in a positive exchange rate impact to revenues of $13.2 million. Excluding the beneficial impact of exchange rate changes, International Operations revenues would have been $91.3 million in the 2010 first quarter. International Operations operating expenses for the 2010 first quarter increased by $14.7 million in U.S. dollars, a 17.6% increase, and increased by 2.7% on a constant dollar basis, compared to the 2009 period. Operating earnings declined to $6.6 million in the 2010 first quarter, down 11.5% from last year’s first quarter operating earnings of $7.4 million, due primarily to weakness in our Canadian and continental Europe markets. The related operating margin was 6.3% in the 2010 first quarter, compared to an 8.2% operating margin in the 2009 first quarter.
U.S. Property & Casualty
U.S. Property & Casualty revenues before reimbursements were $49.2 million in the first quarter of 2010, decreasing 11.0% from $55.3 million in the 2009 first quarter, due primarily to a reduction in weather-related claim volumes. Revenues generated by the Company’s catastrophe adjuster group were $3.2

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CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
million in the 2010 first quarter, compared to $4.9 million in the 2009 period. Operating earnings in the 2010 first quarter in the U.S. Property & Casualty segment declined to $5.1 million, or an operating margin of 10.4% of revenues, compared to operating earnings of $6.2 million, or 11.1% of revenues in the 2009 first quarter.
Broadspire
Revenues before reimbursements from the Broadspire segment were $62.0 million in the 2010 first quarter, down 16.9% from $74.6 million in the 2009 quarter. Broadspire had an operating loss of $2.3 million in the 2010 first quarter, or an operating margin of (3.8%) of revenues, compared to an operating loss of $2.0 million, or (2.6%) of revenues, in the prior-year period. This decline was primarily due to lower workers’ compensation claim referrals as a result of lower U.S. employment levels and the impact of a previously announced nonrenewal of a major contract within the segment.
Legal Settlement Administration
Legal Settlement Administration revenues before reimbursements were $20.7 million in the 2010 first quarter, compared to $15.6 million in the 2009 quarter, reflecting the benefit of significant bankruptcy administration and securities class action cases. Operating earnings totaled $3.3 million in the 2010 first quarter, or an operating margin of 15.9% of revenues, compared to $1.5 million, or 9.8% of revenues, in the prior-year period. The segment’s awarded project backlog totaled approximately $50.7 million at March 31, 2010 as compared to $39.0 million at March 31, 2009.
Management’s Comments
Mr. Jeffrey T. Bowman, chief executive officer of Crawford & Company, stated, “Our first quarter 2010 operating results reflect continued challenging business and general economic conditions, particularly unemployment levels in the U.S. leading to lower claim volumes across the industry and the absence of significant weather-related claims activity.
“Our International Operations segment continued to be a strong contributor, even as revenues increased only slightly on a constant dollar basis. This aspect of our business was also negatively impacted by the lack of significant weather-related claims activity in the 2010 quarter, particularly in our key Canadian market.
“In our U.S. Property & Casualty segment, we maintained double-digit operating margins in the face of lower claims volumes and a lack of catastrophic activity in the U.S. The solid performance of our core business was enhanced by growth in our Contractor Connection business in the 2010 first quarter.
“The Broadspire segment continues to be the most impacted by the current economic downturn, in that its business is primarily comprised of handling workers’ compensation claims. The current level of unemployment is resulting in significantly lower workplace-related claims volumes in the U.S. We are targeting our sales and marketing efforts in this segment to drive market share gains to counteract the

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CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
industry-wide claims decline and are also actively reviewing our cost base in this and all of our other businesses.
“We were very pleased by the performance of our Legal Settlement Administration segment as revenues grew by over 30% and operating earnings more than doubled. We benefited from significant bankruptcy and securities class action projects during the 2010 quarter. We continue to have a strong backlog of awarded projects in this segment and have a strong leadership position in the key markets we serve.
“Operating cash flow for the 2010 first quarter showed an expected decline from 2009 levels. Historically, our cash requirements are highest in the first quarter and cash balances replenish over the course of the year. As previously announced, in January of this year we made a discretionary $10.0 million cash contribution to our frozen U.S. defined benefit pension plan. We are continuing to drive our Company to improve its working capital profile.”
Mr. Bowman concluded, “Our overall results for the 2010 first quarter were slightly better than our expectations; however, we expect industry conditions to continue to be challenging, particularly in employment levels in the U.S. We continue to focus significant attention on our administrative cost base across the entire organization to ensure we are operating more efficiently during 2010. We were successful during the 2010 first quarter in reducing our selling, general and administrative costs and our efforts in this regard will continue.”
2010 Guidance
Crawford & Company reaffirmed its previously issued guidance for 2010 as follows:
•	Consolidated revenues before reimbursements between $970 million and $990 million.

•	Consolidated operating earnings between $54.3 million and $60.3 million.

•	Consolidated cash provided by operating activities between $30.0 and $35.0 million.

•	After reflecting stock-based compensation expense, net corporate interest expense, customer-relationship intangible asset amortization expense, special charges, and income taxes, net income attributable to Crawford & Company on a GAAP basis between $23.5 million and $26.5 million, or $0.44 to $0.50 diluted earnings per share.
Crawford & Company’s management will host a conference call with investors on Monday, May 10, 2010 at 3:00 p.m. EDT to discuss earnings and other developments. The call will be recorded and available for replay through May 17, 2010. You may dial 1-800-642-1687 (706-645-9291 international) to listen to the replay. The access code is 71314096. Alternatively, please visit our web site at www.crawfordandcompany.com for a live audio web cast and related financial presentation.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
Further information regarding the Company’s financial position, operating results, and cash flows for the quarter ended March 31, 2010 is shown on the attached condensed consolidated unaudited financial statements.
In the normal course of business, our operating segments incur certain out-of-pocket expenses that are thereafter reimbursed by our clients. Under GAAP, these out-of-pocket expenses and associated reimbursements are reported as revenues and expenses in our consolidated results of operations. In the foregoing discussion of segment results of operations, we do not include a gross up of segment revenues and expenses for these pass-through reimbursed expenses. The amount of reimbursed expenses and related revenues offset each other in our results of operations with no impact to our net income or loss. A reconciliation of revenues before reimbursements to consolidated revenues determined in accordance with GAAP is self-evident from the face of the accompanying unaudited condensed consolidated statements of operations.
Operating earnings is the primary financial performance measure used by our senior management and chief operating decision maker (“CODM”) to evaluate the financial performance of our operating segments and make resource allocation decisions. Unlike net income, our operating earnings measure is not a standard performance measure found in GAAP. However, since it is our segment measure of profitability presented in conformity with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 280 “Segment Reporting,” it is not considered a non-GAAP measure requiring reconciliation pursuant to Securities and Exchange Commission (“SEC”) guidance contained in Regulation G and Item 10(e) of Regulation S-K. We believe this measure is useful in that it allows an evaluation of segment operating performance using the same criteria our management and CODM use. Operating earnings represent segment earnings excluding income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, certain other gains and expenses, and certain unallocated corporate and shared costs. Net income or loss attributable to noncontrolling interests has been removed from operating earnings. Income tax expense, net corporate interest expense, amortization of customer-relationship intangible assets, and stock option expense are recurring components of our net income or loss, but they are not considered part of our segment operating earnings because they are managed on a corporate-wide basis. Income tax expense is based on statutory rates in effect in each of the jurisdictions where we provide services, and which vary throughout the world. Net corporate interest expense results from Company-level capital structure decisions made by management. Amortization expense relates to non-cash amortization expense of customer-relationship intangible assets resulting from business combinations. Stock option expense represents the non-cash costs generally related to stock options and employee stock purchase plan expenses which are not allocated to our operating segments. None of these costs relate directly to the performance of our services or operating activities and, therefore, are excluded from segment operating earnings in order to better assess the results of each segment’s operating activities on a consistent basis. Certain other gains and expenses may arise from events (such as gains on sales of businesses and real estate, expenses related to restructurings, and goodwill impairment charges) that are not allocated to any

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000
particular segment since they historically have not regularly impacted our performance and are not expected to impact our future performance on a regular basis. Following is a reconciliation of segment operating earnings (loss) to net income attributable to Crawford & Company on a GAAP basis and the related margins as a percentage of revenues before reimbursements for all periods presented:

	Quarter ended
	March 31, 2010	% Margin	March 31, 2009	% Margin
Operating Earnings (Loss):
U.S. property & casualty	$5,096	10.4%	$6,161	11.1%
International operations	6,552	6.3	7,406	8.2
Broadspire	(2,333)	(3.8)	(1,954)	(2.6)
Legal settlement administration	3,283	15.9	1,527	9.8
Unallocated corporate and shared (costs)/credits	(141)	(0.1)	(1,976)	(0.8)
Add/(deduct):
Special charges	(2,663)	(1.1)	(1,815)	(0.8)
Stock option expense	(204)	(0.1)	(233)	(0.1)
Amortization expense	(1,500)	(0.6)	(1,498)	(0.6)
Net corporate interest expense	(4,137)	(1.8)	(3,485)	(1.5)
Provision for income tax	(893)	(0.4)	(1,120)	(0.5)
Net (income) loss attributable to non-controlling interest	(6)	—	69	—

Net income attributable to Crawford & Company	$3,054	1.3	$3,082	1.3

Based in Atlanta, Georgia, Crawford & Company (www.crawfordandcompany.com) is the world’s largest independent provider of claims management solutions to the risk management and insurance industry as well as self-insured entities, with a global network of more than 700 locations in 63 countries. The Crawford System of Claims SolutionsSM offers comprehensive, integrated claims services, business process outsourcing and consulting services for major product lines including property and casualty claims management; workers’ compensation claims and medical management, and legal settlement administration. The Company’s shares are traded on the NYSE under the symbols CRDA and CRDB.

Press Release
CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD ATLANTA, GEORGIA 30319 (404) 300-1000

This press release contains forward-looking statements, including statements about the financial condition, results of operations and earnings outlook of Crawford & Company. Statements, both qualitative and quantitative, that are not historical facts may be “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from historical experience or Crawford & Company’s present expectations. Accordingly, no one should place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Crawford & Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise or not arise after the date the forward-looking statements are made. For further information regarding Crawford & Company, including factors that could cause our actual financial condition, results or earnings to differ from those described in any forward-looking statements, please read Crawford & Company’s reports filed with the SEC and available at www.sec.gov or in the Investor Relations section of Crawford & Company’s website at www.crawfordandcompany.com.
FOR FURTHER INFORMATION REGARDING THIS PRESS RELEASE, PLEASE CALL BRUCE SWAIN AT (404) 300-1051.

Press Release

CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In Thousands, Except Earnings Per Share Amounts and Percentages)

Quarter Ended March 31	2010	2009	% Change
Revenues:

Revenues Before Reimbursements	$236,266	$236,083	0%
Reimbursements	15,787	14,200	11%

Total Revenues	252,053	250,283	1%

Costs and Expenses:

Cost of Services Before Reimbursements	176,546	175,162	1%
Reimbursements	15,787	14,200	11%

Total Cost of Services	192,333	189,362	2%

Selling, General and Administrative	48,967	51,488	-5%
Corporate Interest Expense, Net	4,137	3,485	19%
Restructuring and Other Costs	2,663	1,815	47%

Total Costs and Expenses	248,100	246,150	1%

Income Before Income Taxes	3,953	4,133	-4%
Provision for Income Taxes	893	1,120	-20%

Net Income	3,060	3,013	2%
Less: Net Income (Loss) Attributable to Noncontrolling Interests	6	(69)	-109%

Net Income Attributable to Crawford & Company	$3,054	$3,082	-1%

Earnings Per Share — Basic and Diluted	$0.06	$0.06	0%

Weighted-Average Shares Used For:
Basic Earnings Per Share	52,387	51,370

Diluted Earnings Per Share	52,915	52,688

Press Release

CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
SUMMARY RESULTS BY OPERATING SEGMENT
Quarter Ended March 31
Unaudited
(In Thousands, Except Percentages)

				International						Legal Settlement
	U.S. Property & Casualty		%	Operations		%	Broadspire		%	Administration		%
	2010	2009	Change	2010	2009	Change	2010	2009	Change	2010	2009	Change

Revenues Before Reimbursements	$49,194	$55,294	-11.0%	$104,451	$90,630	15.2%	$61,963	$74,601	-16.9%	$20,658	$15,558	32.8%

Compensation & Benefits	29,184	32,565	-10.4%	73,089	64,373	13.5%	37,179	42,821	-13.2%	10,076	8,015	25.7%
% of Revenues Before Reimbursements	59.3%	58.9%		70.0%	71.0%		60.0%	57.4%		48.8%	51.5%

Expenses Other than Reimbursements, Compensation & Benefits	14,914	16,568	-10.0%	24,810	18,851	31.6%	27,117	33,734	-19.6%	7,299	6,016	21.3%
% of Revenues Before Reimbursements	30.3%	30.0%		23.7%	20.8%		43.8%	45.2%		35.3%	38.7%

Total Operating Expenses	44,098	49,133	-10.2%	97,899	83,224	17.6%	64,296	76,555	-16.0%	17,375	14,031	23.8%

Operating Earnings (Loss) (1)	$5,096	$6,161	-17.3%	$6,552	$7,406	-11.5%	($2,333)	($1,954)	19.4%	$3,283	$1,527	115.0%
% of Revenues Before Reimbursements	10.4%	11.1%		6.3%	8.2%		-3.8%	-2.6%		15.9%	9.8%

(1)	A segment financial measure representing earnings (loss) before net corporate interest expense, amortization of customer-relationship intangible assets, stock option expense, income tax expense, unallocated corporate and shared costs, and restructuring costs. See page 6 for a reconciliation of Operating Earnings to Net Income computed in accordance with GAAP.

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CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and December 31, 2009
(In Thousands, Except Par Values)

	Unaudited	*
	March 31	December 31
	2010	2009
Assets
Current Assets:
Cash and Cash Equivalents	$48,294	$70,354
Accounts Receivable, Net	152,735	139,215
Unbilled Revenues, Net	98,910	93,796
Prepaid Expenses and Other Current Assets	21,563	22,350

Total Current Assets	321,502	325,715

Property and Equipment	143,878	144,254
Less Accumulated Depreciation	(102,673)	(102,108)

Net Property and Equipment	41,205	42,146

Other Assets:
Goodwill	123,104	123,169
Intangible Assets Arising from Business Acquisitions, Net	102,716	104,409
Capitalized Software Costs, Net	51,759	50,463
Deferred Income Tax Asset	68,640	69,504
Other Noncurrent Assets	27,131	27,499

Total Other Assets	373,350	375,044

Total Assets	$736,057	$742,905

Liabilities and Shareholders’ Investment
Current Liabilities:
Short-Term Borrowings	$13,932	$32
Accounts Payable	33,349	35,449
Accrued Compensation and Related Costs	59,212	70,871
Other Accrued Current Liabilities	51,192	47,318
Self-Insured Risks	17,191	18,475
Deferred Revenues	57,224	53,664
Mandatory Company Contributions due to Pension Plan	15,000	25,000
Current Installments of Long-Term Debt and Capital Leases	2,318	8,189

Total Current Liabilities	249,418	258,998

Noncurrent Liabilities:
Long-Term Debt and Capital Leases, Less Current Installments	172,480	173,061
Deferred Revenues	32,885	33,524
Self-Insured Risks	15,130	14,824
Accrued Pension Liabilities, Less Current Mandatory Contributions	187,417	187,507
Other Noncurrent Liabilities	14,641	13,705

Total Noncurrent Liabilities	422,553	422,621

Shareholders’ Investment:
Class A Common Stock, $1.00 Par Value	27,767	27,355
Class B Common Stock, $1.00 Par Value	24,697	24,697
Additional Paid-in Capital	29,232	29,570
Retained Earnings	143,517	140,463
Accumulated Other Comprehensive Loss	(165,689)	(165,403)

Total Crawford & Company Shareholders’ Investment	59,524	56,682

Noncontrolling Interests	4,562	4,604

Total Shareholders’ Investment	64,086	61,286

Total Liabilities and Shareholders’ Investment	$736,057	$742,905

*	Derived from the audited Consolidated Balance Sheet

Press Release

CRAWFORD & COMPANY 1001 SUMMIT BOULEVARD, ATLANTA, GEORGIA 30319 (404) 300-1000
CRAWFORD & COMPANY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Quarter Ended March 31, 2010 and March 31, 2009
Unaudited
(In Thousands)

	2010	2009
Cash Flows From Operating Activities:
Net Income	$3,060	$3,013
Reconciliation of Net Income to Net Cash Used In Operating Activities:
Depreciation and Amortization	7,592	7,671
Stock-Based Compensation Costs	777	1,595
Loss on Sales of Property and Equipment, Net	18	20
Changes in Operating Assets and Liabilities, Net of Effects of Acquisition:
Accounts Receivable, net	(13,962)	4,591
Unbilled Revenues, net	(5,877)	135
Accrued Income Taxes	3,486	(1,579)
Accounts Payable and Accrued Liabilities	(10,316)	(16,130)
Deferred Revenues	3,079	(4,779)
Retirement Plan Liabilities	(11,056)	(7,733)
Prepaid Expenses and Other Operating Activities	(602)	1,214

Net Cash Used In Operating Activities	(23,801)	(11,982)

Cash Flows From Investing Activities:
Acquisitions of Property and Equipment, net	(2,018)	(2,431)
Capitalization of Software Costs	(3,645)	(3,172)
Other Investing Activities	—	(335)

Net Cash Used In Investing Activities	(5,663)	(5,938)

Cash Flows From Financing Activities:
Shares used to settle withholding taxes for stock-based compensation plans	(703)	(1,886)
Increase (Decrease) in Short-Term Borrowings, net	15,690	(5,771)
Payments on Long-Term Debt and Capital Lease Obligations	(6,438)	(612)
Capitalized Loan Costs	—	(944)
Other Financing Activities	(39)	15

Net Cash Provided by (Used in) Financing Activities	8,510	(9,198)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,106)	(3,480)

Decrease in Cash and Cash Equivalents	(22,060)	(30,598)
Cash and Cash Equivalents at Beginning of Period	70,354	73,124

Cash and Cash Equivalents at End of Period	$48,294	$42,526